UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*

                          XOMED SURGICAL PRODUCTS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   98412V 10 7
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                                 (CUSIP Number)
                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                             7000 Central Ave. N.E.
                          Minneapolis, Minnesota 55432
                                 (612) 514-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 26, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------                   ------------------------------
CUSIP No.    98412V 10 7                            Page   2  of  7   Pages
                                                        -----    ------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic, Inc.
                    41-0793183
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                         (a) [ ]
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER
                                           2,442,453 (1)
                  NUMBER OF     -------- ------------------------
                   SHARES          8     SHARED VOTING POWER
                BENEFICIALLY                 774,551(1)
                  OWNED BY      -------- ------------------------
                    EACH           9     SOLE DISPOSITIVE POWER
                  REPORTING                2,442,453(1)
                   PERSON       -------- ------------------------
                    WITH          10     SHARED DISPOSITIVE POWER
                                                   0
---------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,217,004 (includes 774,551 shares which are subject to the Agreements to Facilitate Merger)(1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                            [ ]
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    21.1%(1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    HC
---------- ---------------------------------------------------------------------

(1) 2,442,453 of the shares of Common Stock of Xomed Surgical Products, Inc. ("Xomed") covered by this Statement are subject to a Stock Option Agreement dated August 26, 1999 and 774,551 shares covered by this Statement are subject to Agreements to Facilitate Merger dated on such date, and described in Item 3 of this Statement. Nothing herein shall be deemed to be an admission by Medtronic, Inc. ("Medtronic") as to the beneficial ownership of any shares of Xomed, and Medtronic hereby disclaims beneficial ownership of all shares of Xomed which are subject to the Stock Option Agreement or the Agreements to Facilitate Merger.

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $.01 par value per share, of Xomed Surgical Products, Inc. ("Xomed"). The name and address of the principal executive offices of the issuer of such securities are Xomed Surgical Products, Inc., 6743 Southpoint Drive North, Jacksonville, Florida 32216.

Item 2.    Identity and Background

(a), (b) and (c)

Medtronic, Inc. ("Medtronic"), 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Information is provided below with respect to persons who are directors and executive officers of the reporting person.

William W. George, Chairman, Chief Executive Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Arthur D. Collins, Jr., President, Chief Operating Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Michael R. Bonsignore, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Honeywell, Inc., Honeywell Plaza MN 12-5279, Minneapolis, MN 55408; William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;
Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391;
Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;
Bernadine P. Healy, M.D., Director, Medtronic, Inc., President and CEO, American Red Cross, 430 17th Street, N.W., Washington, DC 20036;
Thomas E. Holloran, Director, Medtronic, Inc., Professor, Graduate School of Business, University of St. Thomas, 1000 LaSalle Avenue - Suite 343, Minneapolis, MN 55403-2005;
Jean-Pierre Rosso, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Case Corporation, 700 State Street, Racine, WI 53404;
Richard L. Schall, Director, Medtronic, Inc., Consultant, 4900 IDS Center, 80 South 8th Street, Minneapolis, MN 55402;
Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 1419 Lake Cook Road, Suite 410, Deerfield, IL 60015;
Gerald W. Simonson, Director, Medtronic, Inc., President and Chief Executive Officer, Omnetics Connector Corporation, 7260 Commerce Circle East, Fridley, MN 55432;
Gordon M. Sprenger, Director, Medtronic, Inc., Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55440;
Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Robert Guezuraga, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Ronald E. Lund, Senior Vice President and Secretary, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432; John A. Meslow, Senior Vice President and President, Neurological, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
David J. Scott, Senior Vice President and General Counsel, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Scott J. Solano, Senior Vice President and President, Vascular, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Keith E. Williams, Senior Vice President and President, Asia Pacific, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Barry W. Wilson, Senior Vice President and President, Europe, Middle East and Africa, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432.

(d) and (e)

To the knowledge of the reporting person, neither the reporting person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.

Item 3.    Source and Amount of Funds or Other Consideration

This Statement relates to the execution of a certain Stock Option Agreement dated August 26, 1999, between Xomed and Medtronic (the "Stock Option Agreement"), and to the execution of certain Agreements to Facilitate Merger (the "Agreements to Facilitate Merger") between Medtronic and each of the following Xomed shareholders and/or optionholders: James T. Treace; F. Barry Bays; Thomas E. Timbie; R. Glen Coleman; John R. Treace; Guy K. Williamson; Mark
J. Fletcher; Fred B. Dinger, III; Dan H. Treace; Gerard J. Bussell; John A. Williams; Richard B. Emmitt; William R. Miller; James E. Thomas; and Elizabeth
H. Weatherman. The Stock Option Agreement and the Agreements to Facilitate Merger were entered into as an inducement to Medtronic to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated August 26, 1999, among Medtronic, Xomed and MXS Merger Corp. ("Merger Subsidiary"), a wholly owned subsidiary of Medtronic. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Subsidiary will merge with and into Xomed (the "Merger"), and each issued and outstanding share of Common Stock of Xomed will be converted into the right to receive shares of Medtronic Common Stock, par value $.10 per share, determined pursuant to the formula set forth in the Merger Agreement.

Pursuant to the Stock Option Agreement, Xomed granted Medtronic the option to purchase, at an exercise price of $60.00 per share, 2,442,453 shares of Xomed Common Stock, which was represented in the Stock Option Agreement to reflect at least 19.9% of the Xomed Common Stock outstanding on the date of the Stock Option Agreement's execution. The option described in the Stock Option Agreement (the "Option") is not exercisable until and unless the occurrence of certain events related to the termination of the Merger Agreement under certain circumstances. If the Option becomes exercisable, any shares purchased pursuant to the exercise of the Option would be made with funds from Medtronic's working capital. If the Option becomes exercisable, under certain circumstances, Medtronic can, in lieu of exercising its Option, put such Option to Xomed and receive a Cancellation Amount from Xomed in cash therefor.

Pursuant to the Agreements to Facilitate Merger, each of the persons noted above agrees to vote all of such person's Xomed shares in favor of approval of the Merger Agreement and the Merger. Copies of the Stock Option Agreement, the form of the Agreement to Facilitate Merger and the Merger Agreement are included as Exhibits to this Statement and are incorporated herein by reference. The foregoing descriptions of such Agreements are qualified in their entirety by reference to such Exhibits.

Item 4.    Purpose of Transaction

The purpose of the transactions described in Item 3 is to facilitate approval and consummation of the Merger. Other than in connection with the Merger described above, Medtronic has no plans or proposals which relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b) As a result of the Stock Option Agreement, Medtronic may be deemed to be the beneficial owner of 2,442,453 shares of Common Stock of Xomed, and as a result of the Agreements to Facilitate Merger, Medtronic may be deemed to be the beneficial owner of 774,551 shares of Common Stock of Xomed which represent the shares beneficially owned by the individuals executing such Agreements, including the shares purchasable upon exercise of options held by such individuals that are currently exercisable or become exercisable within sixty days. Such 3,217,004 shares covered by the Stock Option Agreement and Agreements to Facilitate Merger would represent approximately 21.1% of the shares of Xomed (based on the number of shares of Xomed Common Stock outstanding on August 26, 1999, as represented to Medtronic by Xomed plus the 2,442,453 shares subject to the Stock Option Agreement and the 494,501 shares underlying options that are, or will become, exercisable within 60 days of the filing date hereof). Nothing herein, however, shall be deemed to be an admission by Medtronic that it beneficially owns any of the shares covered by the Stock Option Agreement or the Agreements to Facilitate Merger, and Medtronic hereby disclaims beneficial ownership of all shares covered by such Agreements. To the knowledge of the reporting person, no other person named in Item 2 beneficially owns any Xomed shares.

(c) To the knowledge of the reporting person, the only transactions in the Common Stock of Xomed by any person named in paragraph (a) above during the past 60 days are the Stock Option Agreement and Agreements to Facilitate Merger reported in Item 3 above.

(d) No other person (other than the Xomed shareholders and/or optionholders who have signed an Agreement to Facilitate Merger in the case of the shares covered by such shareholders' Agreement to Facilitate Merger) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 for a description of the Stock Option Agreement, Agreements to Facilitate Merger and Merger Agreement.

Item 7.    Material to Be Filed as Exhibits

Exhibit A - Stock Option Agreement

Exhibit B - Form of Agreement to Facilitate Merger

Exhibit C - Agreement and Plan of Merger

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 7, 1999

                                  MEDTRONIC, INC.


                                  By: /s/ Arthur D. Collins, Jr.
                                      Its: President and Chief Operating Officer

                                  EXHIBIT INDEX



         Exhibit           Description

         A                 Stock Option Agreement

         B                 Form of Agreement to Facilitate Merger

         C                 Agreement and Plan of Merger